Exhibit 6.1

Earnings Per Share Calculation

     Calculation of earnings per share under the Corporate Law Method.

	Year ended December 31,
	1999	2000	2001	2002	2003
Net income (loss) for the year/period (in R$millions)	(235.6)	521.4	216.2	(650.5)	833.3
Number of common shares outstanding at the year/period end (in thousands)	28,437,155	28,479,578	28,479,578	28,479,578	28,479,578
Net income (loss) per 1,000 common shares (R$)	(8.28)	18.31	7.59	(22.84)	29.26

E-9